

January 3, 2013

<u>Via Facsimile</u>
Gregory W. Sullivan
Chief Financial Officer,
Executive Vice President and Treasurer
Stag Industrial, Inc.
99 High Street St. 28th Floor
Boston, MA 02110

   Re: **Stag Industrial, Inc.**
       Form 10-K
       Filed March 9, 2012
       File No. 001-34907

Dear Mr. Sullivan:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Kevin Woody

           Kevin Woody
           Branch Chief